SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-10537

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☒ Form 11-K  ☐ Form 10-Q  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Part I—REGISTRANT INFORMATION

Nuevo Energy Company 401 (k) Retirement Plan

Full Name of Registrant

N/A

Former Name if Applicable

700 Milam Street, Suite 3100

Address of Principal Executive Office (Street and Number)

Houston, Texas 77002

City, State and Zip Code

PART II—RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Nuevo Energy Company was acquired by Plains Exploration & Production Company on May 14, 2004. Plains was not able to complete the preparation of the financial statements for the Nuevo Energy Company 401 (k) Retirement Plan and file the Form 11-K within the prescribed period. The financial statement preparation has been completed and the Form 11-K will be filed within the requested fifteen-day extension period.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John F. Wombwell	(832) 239-6000

(Name)	(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nuevo Energy Company 401 (K) Retirement Plan

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

NUEVO ENERGY COMPANY 401(K) RETIREMENT PLAN

Date June 29, 2004	By:	/s/ Nora S. Knowles

Nora S. Knowles
Vice President, Human Resources & Administration
Plains Exploration & Production Company
(authorized signer)